

NEWS RELEASE

ENERPLUS CORPORATION

The Dome Tower, Suite 3000   US Bank Tower, Suite 2200
333 – 7th Avenue SW   950 - 17th Street
Calgary, Alberta   Denver, Colorado
T2P 2Z1   80202-2805

May 23, 2023

Enerplus Appoints Ward Polzin to its Board of Directors

CALGARY – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) today announced the appointment of Mr. Ward Polzin to its board of directors.

Mr. Polzin is the Founder and Executive Chairman at Camino Natural Resources. He is a Venture Partner of NGP Energy ("NGP"), a private equity investment firm based in Dallas, TX, and brings with him over 35 years of leadership, engineering, commercial, financial, and investing experience in the energy industry.

"We are very pleased Mr. Polzin will be joining the board of Enerplus," said Ian C. Dundas, President and CEO. "His experience leading companies and his deep understanding of the E&P industry will add valuable perspectives to our board and management team as we continue to deliver on our commitments to our shareholders."

Mr. Polzin is the Executive Chairman of Camino Natural Resources, LLC, an NGP portfolio oil and gas company started in 2017. Previously, he served as CEO of Centennial Resource Development, LLC, an NGP portfolio company focused on the Permian basin of West Texas, from 2013 to 2016. Prior to forming Camino and Centennial, he served as a Managing Director and a founding partner in Investment Banking at Tudor, Pickering, Holt & Co., where he spearheaded the firm's E&P asset acquisition and divestiture practice. Prior thereto, Mr. Polzin worked in roles spanning advisory, financing, business development, and engineering in the energy sector. He earned a B.S. in Petroleum Engineering from the Colorado School of Mines in 1984 and an M.B.A. from Rice University in 1986. He is also a CFA charterholder.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304